Exhibit 99(n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated April 28, 2023, and each included in this Registration Statement (Form N-2 ) of CION Ares Diversified Credit Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 1, 2023, with respect to the consolidated financial statements and financial highlights of CION Ares Diversified Credit Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

April 28, 2023